UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

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In the Matter of                                                                      : CERTIFICATE PURSUANT TO
                                                                                              : 9; RULE 24
ENTERGY LOUISIANA, INC.                                            :
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File No. 70-10086                                                                 :
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(Public Utility Holding Company Act of 1935)                        :
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This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Louisiana, Inc. (the "Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the orders of the Securities and Exchange Commission with respect thereto dated December 29, 2003 and January 8, 2004.

On October 19, 2004, the Company issued and sold, by negotiated public offering, to BNY Capital Markets, Inc., Wachovia Capital Markets, LLC, Hibernia Southcoast Capital, Inc., Scotia Capital (USA) Inc., and SG Americas Securities, LLC, as underwriters, $115,000,000 in aggregate principal amount of the Company's First Mortgage Bonds, 5.09% Series due November 1, 2014 ("Bonds"), issued pursuant to the Fifty-ninth Supplemental Indenture to the Company's Mortgage and Deed of Trust, as supplemented.

Attached hereto and incorporated by reference are:

Exhibit A-3(c) - Execution form of Fifty-ninth Supplemental Indenture relating to the Bonds.

Exhibit B(c) - Execution form of Underwriting Agreement relating to the Bonds.

Exhibit C-1 - Copy of the Prospectus being used in connection with the sale of the Bonds (previously filed in Registration No. 333-114174 and incorporated herein by reference).

Exhibit F-1(c) - Post-effective opinion of Dawn A. Abuso, Senior Counsel - Corporate and Securities of Entergy Services, Inc., counsel for the Company.

Exhibit F-2(c) - Post-effective opinion of Thelen Reid & Priest LLP, counsel for the Company.

IN WITNESS WHEREOF, Entergy Louisiana, Inc. has caused this certificate to be executed this 26th day of October, 2004.

ENTERGY LOUISIANA, INC.

By: /s/ Steven C. McNeal
Steven C. McNeal
Vice President and Treasurer